UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                           FIRST ADVANTAGE CORPORATION
                           ---------------------------
                                (Name of Issuer)

                CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
                ------------------------------------------------
                         (Title of Class of Securities)

                                   31845F 10 0
                                   -----------
                                 (CUSIP Number)

                          Aryeh Davis, General Counsel
                         Pequot Capital Management, Inc.
                     500 Nyala Farm Road, Westport, CT 06880
                                 (203) 429-2200
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                DECEMBER 2, 2005
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31845F 10 0

1    Names of Reporting Persons.                 Pequot Capital Management, Inc.
     I.R.S. Identification Nos. of above persons (entities only)      06-1524885
     ---------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) |X|

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3    SEC Use Only

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4    Source of Funds (See Instructions)
     00

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5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)
     [ ]

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6    Citizenship or Place of Organization
     Connecticut

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                      7    Sole Voting Power                    2,165,528(1)(2)

Number of                  -----------------------------------------------------
                      8    Shared Voting Power                  0
Shares Bene-
                           -----------------------------------------------------
ficially Owned        9    Sole Dispositive Power               2,165,528(1)(2)

                           -----------------------------------------------------
                      10   Shared Dispositive Power             0

                           -----------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting
     Person                                                     2,165,528 (1)(2)

--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [ ](1)

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13   Percent of Class Represented by Amount in Row (11)         22.5%(1)(2)

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14   Type of Reporting Person (See Instructions)                IA

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(1) See Item 5 below.

(2) As described in Items 4 and 5 below, the Reporting Person (as defined below) may be deemed to be part of a group with FAMC (as defined below) pursuant to the terms of the Stockholders' Agreement. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of (i) the 46,076,066 shares of Class B Common Stock (as defined herein), in the aggregate, beneficially owned by FAMC (which are convertible on a one for one basis into an equal amount of shares of Class A Common Stock, at any time at the sole discretion of FAMC, as well as upon the occurrence of certain events specified in the Issuer's first amended and restated certificate of incorporation, as amended). Accordingly, such shares of Class B Common Stock are not included in the amounts specified by the Reporting Person above.

         This Amendment No. 1 is filed by Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"), and amends and restates Items 2, 3, 4, 5 and 6 of the Schedule 13D filed by the Reporting Person on June 16, 2003 (the "Schedule 13D," and together with this Amendment No. 1, the "Statement").

         This Amendment No. 1 relates to the Class A Common Stock, par value $0.001 per share (the "Class A Common Stock"), of First Advantage Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Schedule 13D.

ITEM 2.       IDENTITY AND BACKGROUND

         This Statement is being filed on behalf of the Reporting Person. The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority (the "Accounts"). The address of the principal business and office of the Reporting Person, and of the Executive Officer, Director and Controlling Person (as defined below) is 500 Nyala Farm Road, Westport, CT 06880.

         The Reporting Person is the investment adviser/manager of, and exercises sole investment discretion over, Pequot Private Equity Fund II, L.P., a Delaware limited partnership (the "Fund"), one of the Accounts.

         Mr. Arthur J. Samberg is the executive officer, director and the controlling shareholder of the Reporting Person (collectively, the "Executive Officer, Director and Controlling Person"). Mr. Samberg is a citizen of the United States. Lawrence D. Lenihan, Jr., an employee of the Reporting Person, is a director of the Issuer.

         Neither the Reporting Person nor Mr. Samberg has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Neither the Reporting Person nor Mr. Samberg has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

         On June 5, 2003 at the effective time (the "Effective Time") of the Merger (as defined below), all of the common stock of US Search.com, Inc. ("USS") beneficially owned by the Reporting Person was converted into 2,101,188 shares of Class A Common Stock (the "Shares"), pursuant to an Agreement and Plan of Merger, dated as of December 13, 2002 (the "Merger Agreement"), with The First American Corporation ("FAMC"), the Issuer and Stockholm Seven Merger Corp., a Delaware corporation ("Merger Sub"), pursuant to which, among other things, Merger Sub merged with and into USS (the "Merger") and USS continued as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of the Issuer. In addition, outstanding warrants to purchase USS shares were assumed by the Issuer and became warrants to purchase an aggregate of 97,193 shares of Class A Common Stock (the "Warrants") and options to purchase USS shares were assumed by the Issuer and became options to purchase an aggregate of 5,829 shares of Class A Common Stock (the "Options"). As such, no additional funds were expended by the Reporting Person in connection with the acquisition of the Shares, the Warrants and the Options.

         On December 2, 2005, the Reporting Person exercised the 12/01 Warrant and the 8/02 Warrant (each, as defined below) pursuant to the cashless exercise provisions and surrendered an aggregate of 42,849 shares of Class A Common Stock in connection with such cashless exercise. As such, no additional funds were expended by the Reporting Person in connection with the exercise of the 12/01 Warrant and the 8/02 Warrant.

         The Merger Agreement was previously incorporated by reference as
Exhibit 1 to the Schedule 13D and is incorporated herein by reference. The description herein of the Merger Agreement is qualified in its entirety by reference to such agreement.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Person acquired the Class A Common Stock beneficially owned by it pursuant to the terms of the Merger Agreement. The Reporting Person considers the Class A Common Stock as an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional shares of Class A Common Stock or dispose of shares of Class A Common Stock in the open market, in privately negotiated transactions or in any other lawful manner.

MERGER AGREEMENT

         In consideration for the Merger, the Issuer issued to FAMC 16,027,286 shares of its Class B common stock, par value $.001 per share (the "Class B Common Stock"). The Class B Common Stock is convertible on a one for one basis into an equal amount of shares of Class A Common Stock, at any time at the sole discretion of FAMC, as well as upon the occurrence of certain events specified in the Issuer's first amended and restated certificate of incorporation, as amended. As a holder of the Issuer's Class B Common Stock, FAMC is entitled to ten votes for each share held of record on all matters submitted to a vote of holders of the Issuer's common stock.

STOCKHOLDERS AGREEMENT

         Concurrently with the execution and delivery of the Merger Agreement, the Reporting Person entered into a Stockholders Agreement (the "Stockholders Agreement") among the Reporting Person, FAMC and the Issuer.

         In the Stockholders Agreement, FAMC agreed that it will not, directly or indirectly, transfer any shares of the Issuer's capital stock to any party in a transaction or series of related transactions occurring within a three-year period commencing at the close of the Merger if, immediately after such transfer, FAMC and its affiliates would not beneficially own at least 70% of the number of shares of the Issuer's capital stock issued to FAMC and its affiliates at the closing of the Merger unless: (i) FAMC delivers a written notice to the Reporting Person of such sale, identifying the third party, the number of shares proposed to be transferred, the purchase consideration for the shares, the proposed date of the closing of such sale and the other material terms and conditions of the proposed sale; and (ii) at the Reporting Person's election, FAMC permits the Reporting Person and its affiliates to participate in such sale by selling a number of shares held by the Reporting Person equal to the product of (a) a fraction, the numerator of which is the number of shares proposed to be sold by FAMC and or its affiliates and the denominator of which is the total number of shares then held by FAMC and its affiliates and (b) the total number of shares then held by the Reporting Person and its affiliates. The purchase consideration paid for exercising the tag-along right will be the purchase consideration offered to FAMC or its affiliates. If FAMC or any of its affiliates has sold any shares of the Issuer to the other party in the 12 months before delivering the notice to the Reporting Person or such sale is part of a series of related transactions, the Reporting Person may request to treat all such sales to which the Reporting Person has not been granted a tag-along right as a single transaction, and the price per share to be paid will be the weighted average price paid for all such transactions. The tag-along rights under the Stockholders Agreement terminate on the earlier of: (i) the first date on which the Reporting Person and its affiliates beneficially own less than 5% of the total number of shares of the Issuer's common stock issued and outstanding immediately following the closing of the Merger; and (ii) the third anniversary of the Effective Time.

         FAMC agreed to vote, and cause each of its affiliates to vote, all of its shares of the Issuer, or otherwise take such action, as is necessary to ensure that the size of the board of directors of the Issuer will be no more than 10 directors. In addition, FAMC and each of its affiliates will cause the election to the board of directors of the Issuer of one representative designated in writing by the Reporting Person who initially is Lawrence D. Lenihan, Jr. However, FAMC and its affiliates are not required to vote their shares in favor of any such representative if: (i) such representative is an officer, director or employee of a person, that is, directly or through its subsidiaries, materially engaged in an individual background screening business that competes with


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


the individual background screening business owned by the Issuer and its subsidiaries; or (ii) such representative is or has been the subject of any of the matters described in Rule 262(b) promulgated under the Securities Act. In lieu of designating a member of the board of directors, the Reporting Person may, subject to execution of a mutually agreed confidentiality agreement, designate a representative to: (x) attend all regular and special meetings of the Issuer's board of directors in a non-voting, observer capacity; and (y) receive all notices and materials provided to members of the board of directors, other than privileged information or information that the board reasonably determines to conflict with such representative's rights. The director designation right under the Stockholders Agreement terminates on the first date on which the Reporting Person owns less than 75% of all of the Class A Common stock issued to the Reporting Person and its affiliates at the closing of the Merger.

         The securities that may be registered under the Stockholders Agreement are: (i) any Class A Common Stock that the Reporting Person or any of its affiliates own at the date of closing of the Merger or received or is receivable upon the exercise of warrants held at such closing; (ii) any securities received or receivable as a dividend, stock split or other distribution with respect to other registrable securities; (iii) any securities received or receivable upon specific reorganization, reclassification, merger, consolidation or other similar events; and (iv) any Class A Common Stock acquired by the Reporting Person or its affiliates after the date of Stockholders Agreement, the transfer of which is restricted under Rule 144 of the Securities Act. The Reporting Person has the right, by written notice delivered to the Issuer, to require the Issuer to register under the Securities Act the resale registrable securities (as described above) having an aggregate offering price (before deducting of underwriting discounts and commissions) to the public in excess of $5.0 million. Subject to certain customary exceptions, upon receipt of a notice by the Reporting Person, the Issuer will effect, as expeditiously as reasonably possible, the registration under the Securities Act of all registrable securities that the Reporting Person requests to be registered. Pursuant to the terms of the Stockholders Agreement, the Reporting Person also has customary piggyback with respect to certain underwritten offerings and S-3 registration rights. The registration rights under the Stockholders Agreement terminate on the earlier of: (i) the fourth anniversary of the effective date of the Merger; and (ii) the first date following the effective date of the Merger on which (a) the Issuer is then providing current public information within the meaning of Rule 144(c)(1) promulgated under the Securities Act, (b) no representative designated by the Reporting Person pursuant to the Stockholders Agreement is a member of the board of the Issuer and (c) the Reporting Person and its affiliates are able to sell all of their registrable securities without restriction under Rules 144 and 145 promulgated under the Securities Act during a three-month period.

         The Merger Agreement was previously incorporated by reference as
Exhibit 1 to the Schedule 13D and is incorporated herein by reference. A copy of the Stockholders Agreement was previously incorporated by reference as Exhibit 2 to the Schedule 13D and is incorporated herein by reference. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

         The Reporting Person beneficially owns 2,165,528 shares of Class A Common Stock (including shares underlying options exercisable within 60 days of the date hereof), representing 22.5% of Class A Common Stock outstanding as of December 21, 2005 (after giving effect to the exercise of the 12/01 Warrant and the 8/02 Warrant (in each case, as such terms are defined in Item 6 below) and the surrender of 42,849 shares of Class A Common Stock in connection with the exercise thereof).

         In addition, by virtue of the Stockholders Agreement, it could be alleged that a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder, has been formed that includes FAMC and the Reporting Person. While the Reporting Person does not concede that such a "group" has been formed, this filing is being made to ensure compliance with the Exchange Act. To the knowledge of the Reporting Person and based on documents publicly filed by FAMC, such group would be deemed to beneficially own, in the aggregate, 48,241,594 shares of Class A Common Stock, representing 86.6% of the Class A Common Stock outstanding as of December 21, 2005, after giving effect to (i) the exercise of the 12/01 Warrant and the 8/02 Warrant and the surrender of 42,849 shares of Class A Common Stock in connection with the exercise thereof, (ii) the conversion of 46,076,066 shares of Class B Common Stock beneficially owned by FAMC into shares of Class A Common Stock, and (iii) the exercise of options exercisable within 60 days of the date hereof. The Reporting Person expressly disclaims beneficial ownership of Class A Common Stock beneficially owned by FAMC and does not affirm that any such "group" exists.

         (b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of 2,165,528 shares of Class A Common Stock.

         Pursuant to, and to the extent set forth in, the Stockholders Agreement, it could be alleged that the Reporting Person shares voting and dispositive power with respect to the shares of Class B Common Stock beneficially owned by FAMC. To the knowledge of the Reporting Person and based on documents publicly filed by FAMC: (i) FAMC is a California corporation with its principal office and principal place of business located at 1 First American Way, Santa Ana, California 92707-5913; (ii) FAMC is a provider of business information and related products and services; (iii) the name, business address and present principal occupation of each executive officer, director and controlling shareholder of FAMC is incorporated by reference as Exhibit 1 to this Statement; and (iv) each of such executive officers and directors is a citizen of the United States with the exception of Hon. William G. Davis, a Canadian citizen. To the knowledge of the Reporting Person and based on documents publicly filed by FAMC, during the last five years, neither FAMC nor its directors and officers of FAMC have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

         (c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Reference is made to the Merger Agreement described in Items 3 and 4, incorporated by reference as Exhibit 1 to the Schedule 13D and is incorporated by reference herein. Reference is also made to the Stockholders Agreement described in Item 4, incorporated by reference as Exhibit 2 to the Schedule 13D and is incorporated by reference herein.

         FIRST ADVANTAGE CORPORATION 2003 INCENTIVE COMPENSATION PLAN

         On June 5, 2003, at the Effective Time, pursuant to the Issuer's 2003 First Advantage Incentive Compensation Plan (the "Plan"), Lawrence D. Lenihan, Jr. ("Lenihan"), who is also an employee of the Reporting Person, was granted a seat on the Board of Directors of the Issuer and received an option (the "2003 Director Options") to purchase up to 5,000 shares of Class A Common Stock. On May 20, 2004, Lenihan received an option (the "2004 Director of Options") to purchase up to 2,500 shares of Class A Common Stock. On September 13, 2005, Lenihan received an option (the "2005 Director Option" and together with the 2003 Director Options and the 2004 Director Options, the "Director Options") to purchase up to 2,500 shares of Class A Common Stock. The 2003 Director Options and the 2004 Director Options vest in equal parts on each of the first three anniversaries of the date of grant. The 2005 Director Options vest 34%, 33% and 33% on the first, second and third anniversaries, respectively, of the date of grant. As of the date of this filing, the Director Options are exercisable for to purchase an aggregate of 4,167 shares of Class A Common Stock.

         CONVERTED OPTIONS

         On September 7, 2000, USS granted the Reporting Person an option to purchase USS shares (the "9/00 Option"), which provided for the vesting of 33 1/3% of the options at the one, two, and three year anniversary of the date of the grant, beginning September 7, 2001. At the Effective Time, the 9/00 Option was assumed by the Issuer in the Merger and became an option to purchase 2,829 shares of Class A Common Stock at an exercise price of $46.25 per share. As of the date of this filing, the 9/00 Option is fully vested.

         On July 25, 2001, USS granted the Reporting Person an option to purchase USS shares (the "7/01 Option"), which provided for the vesting of 33 1/3% of the options at the one, two, and three year anniversary of the date of the grant and which was revised to fully vest, based on a vesting schedule vesting one-twelfth each month over an annual period. At the Effective Time, the 7/01 Option was assumed by the Issuer in the Merger and became an option to purchase 2,000 shares of Class A Common Stock at an exercise price of $50.25 per share. As of the date of this filing, the 7/01 Option has fully vested.

         On July 17, 2002, USS granted the Reporting Person an option to purchase USS shares (the "7/02 Option"), which provided for the vesting of one-twelfth of the option at the end of each month subsequent to the grant date beginning July 31, 2002. At the Effective Time, the 7/02 Option was assumed by the Issuer in the Merger and became an option to purchase 1,000 shares of Class A Common Stock at an exercise price of $14.50 per share. As of the date of this filing, the 7/02 option is fully vested.

         CONVERTED WARRANTS

         On June 5, 2001, USS issued a warrant to the Reporting Person to acquire USS shares (the "6/01 Warrant"). At the Effective Time, the 6/01 Warrant was assumed by the Issuer in the Merger and became a warrant to purchase 41,462 shares of Class A Common Stock. The 6/01 Warrant is immediately exercisable at an exercise price of $12.05925 per share.

         On December 20, 2001, USS issued a warrant to the Reporting Person to acquire USS shares (the "12/01 Warrant"). At the Effective Time, the 12/01 Warrant was assumed by the Issuer in the Merger and became a warrant to purchase 44,700 shares of Class A Common Stock, at an exercise price of $26.10 per share. On December 2, 2005, the Reporting Person exercised the 12/01 Warrant pursuant to the cashless exercise provisions of the 12/01 Warrant and surrendered 40,935 shares of Class A Common Stock in connection with such cashless exercise.

         On July 18, 2002, USS issued a warrant to the Reporting Person to acquire USS shares (the "7/02 Warrant"). At the Effective Time, the 7/02 Warrant was assumed by the Issuer in the Merger and became a warrant to purchase 8,940 shares of Class A Common Stock. The 7/02 Warrant is immediately exercisable at an exercise price of $26.10 per share and expires on July 18, 2006.

         On August 5, 2002, USS issued a warrant to the Reporting Person to acquire USS shares (the "8/02 Warrant"). At the Effective Time, the 8/02 Warrant was assumed by the Issuer in the Merger and became a warrant to purchase 2,091 shares of Class A Common Stock, at an exercise price of $26.10 per share. On December 2, 2005, the Reporting Person exercised the 8/02 Warrant pursuant to the cashless exercise provisions of the 12/01 Warrant and surrendered 1,914 shares of Class A Common Stock in connection with such cashless exercise.

         The description of the Plan above does not purport to be complete and is qualified in its entirety by reference to the Plan itself, which was previously incorporated by reference as Exhibit 3 to the Schedule 13D and is incorporated herein by reference. Other than as described above, the 9/00 Option, the 7/01 Option and the 7/02 Option have substantially similar terms, a form of which was previously filed as Exhibit 4 to the Schedule 13D and is incorporated herein by reference. The 6/01 Warrant was previously incorporated by reference as Exhibit 5 to the Schedule 13D and is incorporated herein by reference. The 12/01 Warrant, the 7/02 Warrant and the 8/02 Warrant have substantially similar terms, a form of which was previously filed as Exhibit 6 to the Schedule 13D and is incorporated herein by reference. The descriptions of such plans, options, warrants and agreements do not purport to be complete and are qualified in their entirety by reference to such plans, options, warrants and agreements.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Name, address and principal business/occupation of the executive officers and directors of FAMC (incorporated by reference to Exhibit
            99.14 of the Schedule 13D filed by FAMC on September 23, 2005).

                                S I G N A T U R E

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: December 29, 2005                 Pequot Capital Management, Inc.


                                          /S/ ARYEH DAVIS
                                        ----------------------------------------
                                        Aryeh Davis, Chief Operating Officer,
                                        General Counsel and Secretary

                                  EXHIBIT INDEX

Exhibit 1 Name, address and principal business/occupation of the executive officers and directors of FAMC (incorporated by reference to Exhibit
            99.14 of the Schedule 13D filed by FAMC on September 23, 2005).